                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934





     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                         Commission File Number 1-10177



              A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       APPLICA INCORPORATED 2000 EMPLOYEE STOCK PURCHASE PLAN

              B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       Applica Incorporated
                       5980 Miami Lakes Drive
                       Miami Lakes, Florida 33014

                              REQUIRED INFORMATION

1. The audited Statement of Net Assets Available for Plan Benefits as of December 31, 2000 and the Statement of Changes in Net Assets Available for Plan Benefits from August 1, 2000 (effective date) through December 31, 2000, together with the notes to such financial statements and the report of Grant Thornton LLP, independent public accountants, are contained in Schedule 1 to this Annual Report.

2. The consent of Grant Thornton LLP, independent public accountants, is contained in Exhibit 23 to this Annual Report.

                                   SIGNATURES

         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                APPLICA INCORPORATED 2000 EMPLOYEE STOCK
                                PURCHASE PLAN
                                (Name of Plan)



                                By:  /s/ Terry Polistina
                                   ---------------------------------------------
                                Terry Polistina, Senior Vice President and Chief Financial Officer of Applica Incorporated


                                Date: September 27, 2001

                                   SCHEDULE 1

                            FINANCIAL STATEMENTS AND
               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


                                 C O N T E N T S


                                                                                                          Page
                                                                                                          -----
Report of Independent Certified Public Accountants                                                            1


Financial Statements

     Statement of Net Assets Available
       For Plan Benefits                                                                                      2

     Statement of Changes in Net Assets
       Available for Plan Benefits                                                                            3

     Notes to Financial Statements                                                                        4 - 5

                         REPORT OF INDEPENDENT CERTIFIED
                               PUBLIC ACCOUNTANTS

Trustees
Applica Incorporated
2000 Employee Stock Purchase Plan

We have audited the accompanying statement of net assets available for Plan benefits of Applica Incorporated 2000 Employee Stock Purchase Plan (the "Plan") as of December 31, 2000, and the related statement of changes in net assets available for Plan benefits from August 1, 2000 (effective date) through December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for Plan benefits of Applica Incorporated 2000 Employee Stock Purchase Plan as of December 31, 2000, and the changes in net assets available for Plan benefits from August 1, 2000 (effective date) through December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.



/s/ Grant Thornton LLP
Miami, Florida
September 14, 2001

                              APPLICA INCORPORATED
                        2000 EMPLOYEE STOCK PURCHASE PLAN

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                DECEMBER 31, 2000

Assets of the Plan                                                                               $           --

Liabilities of the Plan                                                                                      --
                                                                                                 ---------------

Net assets                                                                                       $           --
                                                                                                 ===============

         The accompanying notes are an integral part of this statement.

                              APPLICA INCORPORATED
                        2000 EMPLOYEE STOCK PURCHASE PLAN

                       STATEMENT OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS

         FROM AUGUST 1, 2000 (EFFECTIVE DATE) THROUGH DECEMBER 31, 2000

Increases:

    Employee contributions                                                                       $ 173,273

    Employer's expense reimbursements                                                               13,000
                                                                                                 ---------

                                                                                                   186,273

Decreases:

    Purchases of the Applica Incorporated
      common stock subsequently distributed
      to Plan participants (41,815 shares for
      the period ended December 31, 2000)                                                          173,273

    Accounting and administrative expenses                                                          13,000
                                                                                                 ---------

                                                                                                   186,273

Net change                                                                                              --

Net assets available for Plan benefits at beginning
  of period                                                                                             --
                                                                                                 ---------

Net assets available for Plan benefits at end
  of period                                                                                      $      --
                                                                                                 =========

         The accompanying notes are an integral part of this statement.

                              APPLICA INCORPORATED
                        2000 EMPLOYEE STOCK PURCHASE PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 2000

NOTE A - BASIS OF PRESENTATION

         The accompanying financial statements of Applica Incorporated 2000 Employee Stock Purchase Plan ("the Plan") have been prepared on the accrual basis.

NOTE B - PLAN DESCRIPTION AND SUMMARY OF SIGNIFICANT PLAN PROVISIONS

         Plan Description

         The Board of Directors of Applica Incorporated ("the Company") adopted the Plan on February 23, 2000 and the Plan was approved by shareholders of the Company at the annual meeting of shareholders on May 9, 2000. The Plan became effective as of August 1, 2000 and will terminate on June 30, 2010, unless terminated sooner by the sale of all shares offered under the Plan or at the discretion of the Board of Directors. There are 500,000 shares of the Company's common stock reserved under the Plan subject to adjustment as defined in the Plan document. At December 31, 2000, 458,185 shares remained available.

         The purpose of the Plan is to provide eligible employees with an opportunity to participate in the accumulation and potential appreciation in value of the common stock of the Company. Eligible employees are those who have completed at least one year of employment and are employees as of the first trading day of each offering period. The first offering period began on August 1, 2000 and ended on December 31, 2000. Each offering period thereafter will begin on the first trading day in January and end on the last trading day in December.

         Under the terms of the Plan, all eligible employees of the Company, through payroll deductions, are allowed to purchase, on each trading day ending on or before each June 30 and December 31 (exercise date), shares of common stock at a 15% discount from the lower of the fair market value on the offering date (the first trading day of each offering period), the entry date on which the employee elects to become a participant or the exercise date.

         Contributions are limited to 15% of compensation on each payroll date that the employee is a participant. The maximum number of shares that an employee may purchase during any exercise period may not exceed 1,000 shares. Contributions are held by the Company until invested, at which time the shares are distributed to the participants.

                              APPLICA INCORPORATED
                        2000 EMPLOYEE STOCK PURCHASE PLAN

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                                DECEMBER 31, 2000

NOTE B - PLAN DESCRIPTION AND SUMMARY OF SIGNIFICANT PLAN PROVISIONS - CONTINUED

         Income Tax Status

         The Plan Administrator believes the Plan meets the qualification standards of Section 423 of the Internal Revenue Code of 1986. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974.

         All costs to administer the Plan are paid by the Company.

NOTE C - SUBSEQUENT EVENT

         On June 29, 2001, an additional 53,335 shares of the Company's common stock were purchased under this Plan for $221,010.